UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

DCP MIDSTREAM, LP

(Name of the Issuer)

DCP Midstream, LP

DCP Midstream GP, LP

DCP Midstream GP, LLC

DCP Midstream, LLC

Phillips Gas Company LLC

Phillips 66 Project Development Inc.

Dynamo Merger Sub LLC

Phillips 66 Company

Phillips 66

(Name of Persons Filing Statement)

COMMON UNITS

REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

23311P100

(CUSIP Number of Class of Securities)

Vanessa Allen Sutherland

2331 CityWest Blvd.

Houston, Texas 77042

Telephone: (832) 765-3010

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

William S. Anderson Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 Telephone: (713) 221-1122	G. Michael O’Leary Hunton Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 Telephone: (713) 220-4360	Srinivas M. Raju Richards, Layton & Finger, P.A. 920 N. King Street Wilmington, Delaware 19801 Telephone: (302) 651-7748

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) DCP Midstream, LP, a Delaware limited partnership (the “Partnership”), (ii) DCP Midstream GP, LP, a Delaware limited partnership and the general partner of the Partnership (the “General Partner”), (iii) DCP Midstream GP, LLC, a Delaware limited liability company and the general partner of the General Partner (“DCP GP LLC”), (iv) DCP Midstream, LLC, a Delaware limited liability company (“DCP Midstream”), (v) Phillips Gas Company LLC, a Delaware limited liability company and the Class A Managing Member of DCP Midstream, (vi) Phillips 66 Project Development Inc., a Delaware corporation and indirect wholly owned subsidiary of Phillips 66 (“PDI”), (vii) Dynamo Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of PDI (“Merger Sub”), (viii) Phillips 66 Company, a Delaware corporation, and (ix) Phillips 66, a Delaware corporation (“Phillips 66”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 5, 2023, by and among Phillips 66, PDI, Merger Sub, the Partnership, the General Partner and DCP GP LLC (the “Merger Agreement”). Pursuant to the Merger Agreement, on June 15, 2023, Merger Sub merged with and into the Partnership, with the Partnership surviving as a Delaware limited partnership (the “Merger”). Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common unit representing a limited partner interest in the Partnership (each, a “Common Unit”) issued and outstanding as of immediately prior to the Effective Time (other than the Sponsor Owned Units, as defined below) (each, a “Public Common Unit”) was converted into the right to receive $41.75 per Public Common Unit in cash, without interest. The Partnership’s Series B Preferred Units and Series C Preferred Units were unaffected by the Merger. The Common Units owned by DCP Midstream and the General Partner (collectively, the “Sponsor Owned Units”) were unaffected by the Merger and remained issued and outstanding immediately following the Merger. Under the terms of the Merger Agreement, at the Effective Time, PDI’s ownership interest in Merger Sub was converted into a number of new Common Units equal to the number of Public Common Units.

On January 5, 2023, the Special Committee (the “Special Committee”) of the Board of Directors of DCP GP LLC (the “GP Board”), consisting entirely of individuals that satisfy the independence and other requirements for service on the Special Committee that are set forth in the Partnership’s Fifth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), by unanimous vote, (i) determined that the proposed Merger, on the terms and conditions set forth in the Merger Agreement, is in the best interests of the Partnership and the holders of Common Units other than DCP Midstream, the General Partner, Phillips 66 and each of their respective affiliates (the “Public Unitholders”) and the consideration to be paid to the Public Unitholders is fair to the Public Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, with such approval constituting “Special Approval” for all purposes of the Partnership Agreement, including Section 7.9(a) thereof, DCP GP LLC’s Amended and Restated Limited Liability Company Agreement, including Section 6.09(a) thereof, and the General Partner’s Amended and Restated Agreement of Limited Partnership, including Section 7.9(a) thereof, (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iv) recommended that the GP Board resolve to direct that the Merger Agreement and the approval of the Merger be submitted to a vote of the holders of Common Units.

Following the receipt of the Special Committee’s determination and approvals and its related recommendations, at a meeting held on January 5, 2023, the GP Board (acting, in part, based upon the receipt of the Special Committee’s determination and approvals and its related recommendations), by unanimous vote, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the Public Unitholders, (ii) authorized and approved the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the approval of the Merger Agreement and the approval of the Merger be submitted to a vote of the holders of Common Units pursuant to Section 14.3 of the Partnership Agreement, and (iv) authorized the holders of Common Units to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

Pursuant to the Partnership Agreement, the approval of the Merger Agreement and the Merger by the Partnership’s limited partners required the affirmative vote or written consent of a majority of the outstanding Common Units. On January 5, 2023, concurrently with the execution and delivery of the Merger Agreement, DCP Midstream and the General Partner, which together owned 56.5% of the Common Units issued and outstanding as of such date, delivered a written consent to the General Partner approving the Merger Agreement and the transactions contemplated thereby, including the Merger.

On May 19, 2023, the Partnership filed with the SEC a definitive information statement on Schedule 14C (the “Information Statement”) pursuant to Section 14(c) of the Exchange Act, relating to the Merger Agreement and the transaction contemplated thereby. The Information Statement was mailed to the Partnership’s limited partners on or about May 24, 2023. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15 of the Transaction Statement is hereby amended and supplemented by adding the following language:

(c)	Other Material Information.

On June 15, 2023, the Partnership filed a Certificate of Merger with the Secretary of State of the State of Delaware pursuant to which Merger Sub merged with and into the Partnership, with the Partnership surviving and continuing to exist as a Delaware limited partnership.

Following the consummation of the Merger, the Common Units were withdrawn from listing on the New York Stock Exchange and will be deregistered under the Exchange Act.

ITEM 16.	EXHIBITS

Regulation M-A, Item 1016

Item 16 of the Transaction Statement is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

(a)(1)	Definitive Information Statement of DCP Midstream, LP (incorporated herein by reference to DCP Midstream, LP’s Definitive Information Statement on Schedule 14C filed with the SEC on May 19, 2023).

(a)(2)	Press release issued by DCP Midstream, LP and Phillips 66, dated January 6, 2023 (incorporated by reference to Exhibit 99.1 to DCP Midstream, LP’s Current Report on Form 8-K filed with the SEC on January 6, 2023).

(a)(3)	Letter to DCP Midstream, LP’s limited partners (incorporated herein by reference to DCP Midstream, LP’s Definitive Information Statement on Schedule 14C filed with the SEC on May 19, 2023).

(a)(4)	News release issued jointly by Phillips 66 and DCP Midstream, LP, dated June 15, 2023 (incorporated by reference to Exhibit 99.1 to DCP Midstream, LP’s Current Report on Form 8-K filed with the SEC on June 15, 2023).

(b)(1)	Indenture, dated as of May 5, 2022, among Phillips 66 Company, as issuer, Phillips 66, as guarantor, and U.S. Bank Trust Company, National Association, as trustee, in respect of senior debt securities of Phillips 66 Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Phillips 66 filed with the SEC on May 5, 2022).

(b)(2)	Form of the terms of the 2027 Notes, including the form of the 2027 Note (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Phillips 66 filed with the SEC on March 27, 2023).

(b)(3)	Form of the terms of the 2033 Notes, including the form of the 2033 Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Phillips 66 filed with the SEC on March 27, 2023).

(b)(4)	Credit Agreement dated as of March 27, 2023, among Phillips 66 Company, Phillips 66, as guarantor, the lenders party thereto, and Mizuho Bank, Ltd., as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Phillips 66 filed with the SEC on March 27, 2023).

(c)(1)	Opinion of Evercore Group L.L.C. to the Special Committee of the Board of Directors of DCP Midstream GP, LLC, dated January 5, 2023 (incorporated herein by reference to Annex B to the Definitive Information Statement on Schedule 14C filed with the SEC on May 19, 2023.).

(c)(2)*	Discussion materials prepared by Evercore Group L.L.C., dated October 26, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(3)*	Discussion materials prepared by Evercore Group L.L.C., dated November 2, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(4)*	Discussion materials prepared by Evercore Group L.L.C., dated November 13, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(5)*	Discussion materials prepared by Evercore Group L.L.C., dated November 14, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(6)*	Discussion materials prepared by Evercore Group L.L.C., dated November 15, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(7)*	Discussion materials prepared by Evercore Group L.L.C., dated November 15, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(8)*	Discussion materials prepared by Evercore Group L.L.C., dated November 29, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(9)*	Discussion materials prepared by Evercore Group L.L.C., dated December 7, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(10)*	Discussion materials prepared by Evercore Group L.L.C., dated December 14, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(11)*	Discussion materials prepared by Evercore Group L.L.C., dated December 17, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(12)*	Discussion materials prepared by Evercore Group L.L.C., dated December 19, 2022, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(13)*	Discussion materials prepared by Evercore Group L.L.C., dated January 5, 2023, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(14)*	Discussion materials prepared by Evercore Group L.L.C., dated January 5, 2023, for the Special Committee of the Board of Directors of DCP Midstream GP, LLC.

(c)(15)*	Discussion materials prepared by Barclays, dated August 30, 2022, for Phillips 66.

(c)(16)*	Discussion materials prepared by Barclays, dated January 3, 2023, for Phillips 66.

(d)(1)	Agreement and Plan of Merger, dated as of January 5, 2023, by and among Phillips 66, Phillips 66 Project Development Inc., Dynamo Merger Sub LLC, DCP Midstream, LP, DCP Midstream GP, LP and DCP Midstream GP, LLC (incorporated herein by reference to Annex A to the Definitive Information Statement on Schedule 14C filed with the SEC on May 19, 2023.).

(f)(1)	Fifth Amended and Restated Agreement of Limited Partnership of DCP Midstream, LP, dated as of November 6, 2019 (incorporated by reference to Exhibit 3.1 to DCP Midstream, LP’s Current Report on Form 8-K filed with the SEC on November 8, 2019).

(f)(2)*	Delaware Code Title 6 § 17-212.

(107)*	Filing Fee Table.

*	Previously filed with the Schedule 13E-3 filed with the SEC on March 22, 2023

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 15, 2023	DCP MIDSTREAM, LP

By: DCP Midstream GP, LP its General Partner

By: DCP Midstream GP, LLC its General Partner

	By:	/s/ Donald A. Baldridge
Name: Donald A. Baldridge
Title: Interim Chief Executive Officer

Dated as of June 15, 2023	DCP MIDSTREAM GP, LLC

	By:	/s/ Donald A. Baldridge
Name: Donald A. Baldridge
Title: Interim Chief Executive Officer

Dated as of June 15, 2023	DCP MIDSTREAM GP, LP

By: DCP Midstream GP, LLC its General Partner

	By:	/s/ Donald A. Baldridge
Name: Donald A. Baldridge
Title: Interim Chief Executive Officer

Dated as of June 15, 2023	DCP MIDSTREAM, LLC

By: Phillips Gas Company LLC its Class A Managing Member

	By:	/s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: President

Dated as of June 15, 2023	PHILLIPS 66

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Executive Vice President, Midstream and Chemicals

Dated as of June 15, 2023	PHILLIPS 66 COMPANY

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Executive Vice President, Midstream and Chemicals

Dated as of June 15, 2023	PHILLIPS 66 PROJECT DEVELOPMENT INC.

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: President

Dated as of June 15, 2023	PHILLIPS GAS COMPANY LLC

	By:	/s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: President

Dated as of June 15, 2023	DYNAMO MERGER SUB LLC

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: President